SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2004

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No.    Description

No. 1          Director Declaration released on 10 May 2004
No. 2          Holding(s) in Company released on 13 May 2004
No. 3          Deluxe Contracts Update released on 18 May 2004
No. 4          Holding(s) in Company released on 19 May 2004
No. 5          Holding(s) in Company released on 21 May 2004

Exhibit No. 1

10 May 2004

The Rank Group Plc

Further to the announcement by The Rank Group Plc ("Rank") on 27 April 2004 of the appointment of Richard Greenhalgh as a non-executive Director of Rank with effect from 1 July 2004, Rank confirms that there is no information to be disclosed under the requirements of the Listing Rule 16.4 in relation to this appointment.

                                    - ends -

Enquiries:

The Rank Group Plc                             020 7535 8000
Charles Cormick, Company Secretary

Press enquiries:
The Maitland Consultancy                       020 7379 5151
Suzanne Bartch

Exhibit No. 2

                                  SCHEDULE 10

                  NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW


5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     12 MAY 2004


11)  Date company informed

     13 MAY 2004


12)  Total holding following this notification

     42,273,005


13)  Total percentage holding of issued class following this notification

     7.06%


14)  Any additional information



15)  Name of contact and telephone number for queries

     CHARLES CORMICK
     Tel: 020 7706 1111


16) Name and signature of authorised company official responsible for making this notification

     Date of Notification     13 MAY 2004


Amendment # 5

NOTIFICATIONS UNDER SECTIONS 198 TO 202  - U.K. COMPANIES ACT


1. Company in which shares are held: Rank Group Plc


2. Notifiable Interest: Ordinary Shares


     (A)  FMR Corp.
          82 Devonshire Street
          Boston, MA 02109

          Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

     (B)  Fidelity International Limited (FIL)
          P.O. Box HM 670
          Hamilton HMCX, Bermuda

          Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3.   The notifiable interests also comprise the notifiable interest of:

      Mr. Edward C. Johnson 3d
      82 Devonshire Street
      Boston, MA 02109

     A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp, and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.



Schedule A

Security: Rank Group Plc                                         Amendment # 5


                                MANAGEMENT
                 SHARES HELD     COMPANY    NOMINEE/REGISTERED NAME
(Ordinary Shares)

                   1,248,745       FMRCO    State Street Nominees Limited
                   6,756,707       FMRCO    Chase Nominees Ltd
                      88,753       FMRCO    HSBC
                     616,000       FMTC     BT Globenet Nominees Limited
                     151,400       FMTC     Bank of New York
                     247,038       FMTC     State Street Bank & Trust
                     157,300       FMTC     State Street Nominees Ltd.
                     296,693       FMTC     Sumitomo T&B
                      35,800       FMTC     Chase Nominees Ltd.
                       1,700       FMTC     Lloyds Bank Nominees Limited
                       2,509       FMTC     Master Trust Japan
                       7,500       FMTC     Northern Trust
                     689,140       FISL     Chase Nominees Ltd
                  16,422,689       FISL     Chase Manhattan Bank London
                     273,300       FPM      Citibank
                     300,500       FPM      Chase Nominees Ltd
                     540,300       FPM      HSBC Client Holdings Nominee (UK)
                                             Limited
                     985,600       FPM      Bankers Trust
                     184,900       FPM      Bank of New York London
                   2,613,797       FIL      Chase Manhattan Bank London
                     144,900       FIL      Deutsche Bank
                   1,057,700       FIL      Northern Trust
                   3,283,236       FIL      JP Morgan
                   1,380,073       FIL      State Street Bank & Trust
                     180,200       FIL      Mellon Nominees Ltd
                     348,700       FIL      State Street Nominees Ltd
                     554,900       FIL      Bank of New York Brussels
                   1,718,700       FIL      Bank of New York London
                     873,911       FIL      Nortrust Nominees Ltd
                     412,700       FIL      Morgan Stanley
                      78,168       FIL      HSBC Client Holdings Nominee (UK)
                                             Limited
                     126,700       FIL      Chase Nominees Ltd
                     268,200       FIL      Northern Trust
                      12,900       FIL      National Australia Bank
                       6,600       FIL      PICG
                     121,800       FIL      Chase Manhattan Bank AG Frankfurt
                      16,000       FIL      State Street Hong Kong
                      27,900       FIL      Citibank
                      39,346       FIL      Brown Brothers Harriman

Total Ordinary
Shares            42,273,005

Current ownership       7.06%
percentage:

Shares in issue: 598,574,086

Change in holdings
 since last
  filing:         +6,412,810 ordinary shares


Exhibit No. 3

UPDATE ON DELUXE CONTRACTS

In its trading statement issued on 27 April 2004, The Rank Group Plc ("Rank" or "Group") reported that it was in discussions regarding two Deluxe Media contracts that were due to expire in 2004, and two film contracts which it was seeking to extend early.


DELUXE MEDIA
Deluxe Media Services ("DMS"), has extended one of the two outstanding contracts which covers the production of VHS and the distribution of VHS and DVD in the US until at least the end of 2005. As part of the new arrangements, DMS has gained additional compression, encoding and authoring business from the studio concerned.

In respect of the other outstanding contract, which relates primarily to the european DVD manufacturing and distribution business, DMS has been informed that the studio concerned will be transferring the business to a new supplier on a staged basis over the period to July 2005. In 2003, this contract accounted for 48% of DVD units supplied and 18% of total packaged media units distributed by DMS. In view of the anticipated timing of transfer of the business, Rank expects that there will only be a small impact on the Group's operating profit before exceptional items in 2004.

Whilst the loss of this contract is disappointing, active negotiations for additional contract business in both the US and Europe are currently in progress and are expected to reach a conclusion over the next few months. The underlying growth in the DVD market is expected to remain strong for the next few years, but the ability of DMS to continue to deliver an acceptable return and maintain profitability at the level anticipated in 2004 will be dependent upon gaining new studio contracts.

Subject to progress made on new contract wins during the remainder of the year, an exceptional charge may be incurred in 2004 relating to the impairment of certain manufacturing and distribution assets associated with the lost contract.


DELUXE FILM
In Deluxe Film, the Group has successfully extended one of the two contracts referred to in the trading statement and which was due to expire in 2006. The contract, which represented 15% of 2003 contracted volume, has been extended until 2009 so that approximately 82% of Deluxe Film's total 2003 contracted volume is now secure until 2006 and 55% is secure until at least 2009. Discussions regarding the other contract are continuing and the Group is confident that it too will be extended within the next few months.

                                    - ends -

ENQUIRIES:

The Rank Group Plc                                         020 7535 8000
Mike Smith, Chief Executive
Ian Dyson, Finance Director
Peter Reynolds, Director of Investor Relations

The Maitland Consultancy                                   020 7379 5151
Angus Maitland
Suzanne Bartch

Exhibit No. 4

                                  SCHEDULE 10

                  NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW


5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     17 MAY 2004


11)  Date company informed

     19 MAY 2004


12)  Total holding following this notification

     48,062,563


13)  Total percentage holding of issued class following this notification

     8.03%


14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     Tel: 020 7706 1111


16) Name and signature of authorised company official responsible for making this notification

     Date of Notification       19 MAY 2004




Amendment # 6

NOTIFICATIONS UNDER SECTIONS 198 TO 202  - U.K. COMPANIES ACT


1. Company in which shares are held: Rank Group Plc


2. Notifiable Interest: Ordinary Shares


     (A)  FMR Corp.
          82 Devonshire Street
          Boston, MA 02109

          Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

     (B)  Fidelity International Limited (FIL)
          P.O. Box HM 670
          Hamilton HMCX, Bermuda

          Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3.   The notifiable interests also comprise the notifiable interest of:

      Mr. Edward C. Johnson 3d
      82 Devonshire Street
      Boston, MA 02109

     A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp, and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.



Schedule A

Security: Rank Group Plc                                         Amendment # 6


                                MANAGEMENT
                 SHARES HELD     COMPANY    NOMINEE/REGISTERED NAME
(Ordinary Shares)

                   2,636,069       FMRCO    State Street Nominees Limited
                   6,756,707       FMRCO    Chase Nominees Ltd
                   2,477,585       FMRCO    HSBC
                     616,000       FMTC     BT Globenet Nominees Limited
                     151,400       FMTC     Bank of New York
                     558,445       FMTC     State Street Bank & Trust
                     179,146       FMTC     State Street Nominees Ltd.
                     296,693       FMTC     Sumitomo T&B
                      35,800       FMTC     Chase Nominees Ltd.
                       1,700       FMTC     Lloyds Bank Nominees Limited
                      19,041       FMTC     Master Trust Japan
                     158,500       FMTC     Northern Trust
                      19,374       FMTC     Mellon Bank
                     689,140       FISL     Chase Nominees Ltd
                  17,428,245       FISL     Chase Manhattan Bank London
                     273,300       FPM      Citibank
                     300,500       FPM      Chase Nominees Ltd
                     540,300       FPM      HSBC Client Holdings Nominee (UK)
                                             Limited
                     985,600       FPM      Bankers Trust
                     184,900       FPM      Bank of New York London
                   2,782,293       FIL      Chase Manhattan Bank London
                     151,000       FIL      Deutsche Bank
                   1,057,700       FIL      Northern Trust
                   3,328,851       FIL      JP Morgan
                   1,393,573       FIL      State Street Bank & Trust
                     180,200       FIL      Mellon Nominees Ltd
                     348,700       FIL      State Street Nominees Ltd
                     554,900       FIL      Bank of New York Brussels
                   1,718,700       FIL      Bank of New York London
                     873,911       FIL      Nortrust Nominees Ltd
                     412,700       FIL      Morgan Stanley
                      78,168       FIL      HSBC Client Holdings Nominee (UK)
                                             Limited
                     126,700       FIL      Chase Nominees Ltd
                     268,200       FIL      Northern Trust
                      12,900       FIL      National Australia Bank
                       6,600       FIL      PICG
                     121,800       FIL      Chase Manhattan Bank AG Frankfurt
                      16,000       FIL      State Street Hong Kong
                      27,900       FIL      Citibank
                     293,322       FIL      Brown Brothers Harriman

Total Ordinary
Shares            48,062,563

Current ownership       8.03%
percentage:

Shares in issue: 598,574,086

Change in holdings
 since last
  filing:         +5,789,558 ordinary shares

Exhibit No. 5

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Rank Group Plc

2. Name of shareholder having a major interest

Legal & General Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notifiable interest of company in (2) above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945 - 208,788 shares

HSBC Global Custody Nominee (UK) Ltd A/c 887711 - 128,145 shares

HSBC Global Custody Nominee (UK) Ltd A/c 775237 - 51,645 shares

HSBC Global Custody Nominee (UK) Ltd A/c 886603 - 2,436,863 shares

HSBC Global Custody Nominee (UK) Ltd A/c 775245 - 2,385,012 shares

HSBC Global Custody Nominee (UK) Ltd A/c 130007 - 95,889 shares

HSBC Global Custody Nominee (UK) Ltd A/c 770286 - 144,346 shares

HSBC Global Custody Nominee (UK) Ltd A/c 357206 - 14,887,167 shares

HSBC Global Custody Nominee (UK) Ltd A/c 866197 - 78,077 shares

HSBC Global Custody Nominee (UK) Ltd A/c 904332 - 50,800 shares

HSBC Global Custody Nominee (UK) Ltd A/c 754612 - 447,016 shares

HSBC Global Custody Nominee (UK) Ltd A/c 361602 - 15,135 shares

HSBC Global Custody Nominee (UK) Ltd A/c 282605 - 784,586 shares

HSBC Global Custody Nominee (UK) Ltd A/c 360509 - 779,286 shares

HSBC Global Custody Nominee (UK) Ltd A/c 766793 - 28,806 shares

HSBC Global Custody Nominee (UK) Ltd A/c 824434 - 14,186 shares

HSBC Global Custody Nominee (UK) Ltd A/c 924422 - 36,973 shares

5. Number of shares / amount of stock acquired


6. Percentage of issued class


7. Number of shares / amount of stock disposed


8. Percentage of issued class


 9. Class of security

Ordinary 10p Share

10. Date of transaction

20 May 2004

  11. Date Company informed

20 May 2004

12. Total holding following this notification

22,572,720

13. Total percentage holding of issued class following this notification

3.77%

14. Any additional information


 15. Name of contact and telephone number for queries

Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification

Clare Duffill

Date of notification

21 May 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  24 May 2004

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary